Exhibit 4.4

China Finance Online Co. Limited’s 2010 Annual General Meeting

as a publicly traded company

was held in Beijing at 10:00 am (Beijing time) on June 30, 2010

Meeting address: 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100033, China

At this annual general meeting of shareholders (the “Meeting”) of China Finance Online Co. Limited (the “Company”), five proposals were submitted.

The results of this Meeting are as follows:

1.	Mr. Kheng Nam Lee and Mr. Fansheng Guo were re-elected as directors of the Company.

2. The shareholders approved the re-appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for a term ending on the date of the next annual general meeting of shareholders to be held in 2011 and authorized the board of directors to determine their remuneration.

3. The shareholders approved the audited consolidated financial statements of the Company for the fiscal year ended on or as of December 31, 2009 together with the Reports of the Directors and the Auditors thereon as required by Hong Kong law.

4. The shareholders authorized the board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine.

5. The shareholders approved the increase in the number of ordinary shares available for issuance under the 2004 Stock Incentive Plan by 3,000,000 ordinary shares annually until December 31, 2014.